EXHIBIT (a)(1)(vii)

PDL BIOPHARMA, INC.

SUPPLEMENT NO. 3 TO OFFERING MEMORANDUM

EXCHANGE OFFER FOR

ALL OUTSTANDING

2.875% CONVERTIBLE SENIOR NOTES DUE FEBRUARY 15, 2015

(CUSIP Nos. 69329YAB0 and 69329YAA2)

for new 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 and Cash

This exchange offer will expire at 5:00 p.m., New York City time, on January 3, 2012, unless extended or earlier terminated.

On November 15, 2011, we commenced an offer to exchange any and all of our outstanding 2.875% Convertible Senior Notes due February 15, 2015, which we refer to herein as “old notes,” for our 2.875% Series 2011 Convertible Senior Notes due February 15, 2015, which we refer to herein as “new notes,” and a cash payment. This supplement amends and supplements the information previously provided in the offering memorandum dated November 15, 2011, as amended and supplemented by Supplement No. 1 to Offering Memorandum dated December 7, 2011, and Supplement No. 2 to Offering Memorandum dated December 12, 2011 (the offering memorandum), to, among other things:

•

add the following additional condition to our obligation to consummate the exchange offer: a minimum of $100 million in aggregate principal amount of the old notes must be validly tendered prior to the expiration time;

•	increase the cash note exchange payment per $1,000 principal amount of old notes in the exchange offer from $2.50 to $5.00;

•	reduce the cash settlement averaging period for calculation of the conversion value of the new notes from 40 consecutive trading days to 20 consecutive trading days; and

•	extend the expiration time from 5:00 p.m., New York City time, on December 19, 2011, to 5:00 p.m., New York City time, on January 3, 2012.

You should read this supplement together with the offering memorandum, including the section of the offering memorandum entitled “Risk Factors.” However, to the extent that any information in the offering memorandum is inconsistent with the information set forth in this supplement, you should rely on the information in this supplement and not on the information in the offering memorandum. Terms used but not defined in this supplement have the meanings given to them in the offering memorandum.

You must make your own decision whether to tender old notes in the exchange offer, and, if so, the amount of old notes to tender. Neither we, the tender and paying agent, the information agent nor any other person is making any recommendation as to whether or not you should tender your old notes for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities or determined if this supplement or the offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

As of the close of business on December 16, 2011, a total of $1,000,000 principal amount of old notes had been tendered and not withdrawn. Holders that have previously tendered (and not withdrawn) their old notes pursuant to the procedures set forth in the offering memorandum are not required to take any further action to receive the exchange offer consideration.

ALL INQUIRIES CONCERNING THIS EXCHANGE OFFER SHOULD BE DIRECTED TO THE INFORMATION AGENT, AS INDICATED ON THE BACK COVER OF THIS SUPPLEMENT.

THE DATE OF THIS SUPPLEMENT IS DECEMBER 19, 2011.

The conditions of the exchange offer are hereby amended by adding the following condition to our obligation to consummate the exchange offer: a minimum of $100 million in aggregate principal amount of the old notes must be validly tendered prior to the expiration time. All references in the offering memorandum to conditions of the offer are hereby amended accordingly.

The cash note exchange payment per $1,000 principal amount of old notes in the exchange offer is hereby increased from $2.50 to $5.00. All references in the offering memorandum to the note exchange payment are hereby amended accordingly. This increase in the note exchange payment will have no change to the pro forma income statement information or ratio of earnings to fixed charges previously disclosed in the offering memorandum, and it will not have a material effect on the pro forma book value per share previously disclosed in the offering memorandum. Neither the increase in the note exchange payment nor any of the other modifications to the terms of the new notes described in this supplement will change the discussion of the tax implications of tendering into the exchange offer set forth in the section “Material United States Federal Income Tax Considerations” of the offering memorandum, except that the references to the note exchange payment, and to the new notes, are hereby amended to take into account the increase in the note exchange payment, and the other modifications to the terms of the new notes described in this supplement.

The cash settlement averaging period for calculation of the conversion value of the new notes is hereby reduced from 40 consecutive trading days to 20 consecutive trading days. The conversion value of the new notes will be calculated on a proportionate basis for each trading day in a 20 trading day cash settlement averaging period, in cash up to the daily allocation of the principal amount of the new notes (1/20th of $1,000, or $50) for each such trading day, and in shares of Company common stock for any conversion value in excess of such cash payment. All references to a 40 trading day cash settlement averaging period are hereby amended to mean a 20 trading day cash settlement averaging period.

The expiration time of the exchange offer has been extended to 5:00 p.m., New York City time, on January 3, 2012, unless further extended or earlier terminated, and the anticipated settlement date has been extended to January 5, 2012. All references in the offering memorandum to the expiration time and the anticipated settlement date are hereby amended accordingly.

The section “Incorporation of Certain Documents by Reference” of the offering memorandum is hereby amended and supplemented by adding the following reports to the third bullet point:

¡	Our current report on Form 8-K filed with the SEC on December 15, 2011;

¡	Our current report on Form 8-K filed with the SEC on December 16, 2011; and

¡	Our current report on Form 8-K filed with the SEC on December 19, 2011.

The section “Pro Forma Financial Information” of the offering memorandum is hereby amended and supplemented by replacing the pro forma balance sheet information and the footnotes thereto with the following:

PDL BIOPHARMA, INC.

PRO FORMA BALANCE SHEET INFORMATION

(In thousands, except per share amounts)

(Unaudited)

	As of September 30, 2011
	Actual	Pro Forma Adjustments		As Adjusted
Assets
Current assets
Cash and cash equivalents	$157,132	$(1,570)	(1)	$155,562
Other current assets	61,064	—		61,064

Total current assets	218,196	(1,570)		216,626
Long-term deferred tax assets	14,033	(6,726)	(2)	7,307
Other assets	38,296	416	(3)	38,712

Total assets	$270,525	$(7,880)		$262,645

Liabilities and Stockholders’ Deficit
Current liabilities
Other current liabilities	$58,300	$(235)	(4)	$58,065
Non-recourse notes payable	115,268	—		115,268

Total current liabilities	173,568	(235)		173,333

2.875% Convertible Senior Notes due 2015	177,485	(177,485)	(2)	—
3.75% Convertible Senior Notes due 2015	137,883	—		137,883
2.875% Series 2011 Convertible Senior Notes due 2015	—	157,784	(2)	157,784
Other long-term liabilities	24,828	—		24,828

Total Liabilities	513,764	(19,936)		493,828

Stockholders’ deficit
Common stock	1,397	—		1,397
Additional paid-in capital	(161,889)	12,491	(5)	(149,398)
Accumulated and other comprehensive loss	(1,770)	—		(1,770)
Accumulated deficit	(80,977)	(435)	(6)	(81,412)

Total stockholders’ deficit	(243,239)	12,056		(231,183)

Total liabilities and stockholders’ deficit	$270,525	$(7,880)		$262,645

Net tangible book value per share	$(1.74)			$(1.65)

Shares used in computing book value per share	139,815			139,815

See accompanying notes

Pro Forma Balance Sheet Information as of September 30, 2011:

(1)	Reflects the cash amount that will be paid for the estimated costs of the exchange transaction including the aggregate note exchange payments ($900 thousand).

(2)	The adjustments cancel the old notes balance and allocate the $180 million principal amount of the old notes net of the remaining original issue discount of $2.5 million (net $177.5 million) among:

•	The fair value of the liability component of the new notes ($157.8 million);

•	The value of the note conversion feature net of the deferred tax liability ($12.8 million); and

•	The deferred tax liability ($6.9 million).

The deferred tax liability is offset by the tax portion of the allocation to the new notes conversion feature of the sum of the unamortized old notes issuance costs plus the aggregate note exchange payments ($169 thousand).

(3)	Reflects the net increase to unamortized debt issuance costs resulting from the portion of the aggregate note exchange payments attributable to the fair value of the debt component of the new notes ($800 thousand), offset by the portion of the unamortized old notes debt issuance costs attributable to the conversion feature of the new notes ($384 thousand).

(4)	Reflects a reduction in the accrued tax liability ($235 thousand) for the tax benefit attributable to the portion of the costs of the exchange transaction that excludes the note exchange payments ($670 thousand).

(5)	Includes the values, net of taxes, of the conversion feature ($12.8 million) less the allocation to the conversion feature of the sum of unamortized debt issuance costs of the old notes plus the aggregate note exchange payments ($315 thousand).

(6)	The increase in accumulated deficit is due to the costs of the exchange transaction (excluding the aggregate note exchange payments) that will not be deferrable as debt issuance costs ($670 thousand), less taxes ($235 thousand).

The section “Description of New Notes—Conversion of Notes—Settlement Upon Conversion” of the offering memorandum is hereby amended by replacing the first five paragraphs thereof with the following:

Upon conversion, we will deliver to the converting holder in respect of each $1,000 principal amount of new notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the related cash settlement averaging period.

The “daily settlement amount,” for each of the 20 consecutive trading days during the cash settlement averaging period, will consist of:

•	cash equal to the lesser of (i) $50.00 and (ii) the daily conversion value; and

•

to the extent the daily conversion value exceeds $50.00, a number of shares equal to (i) the difference between the daily conversion value and $50.00, divided by (ii) the daily VWAP of our common stock for such trading day.

“Daily conversion value” means, for each of the 20 consecutive trading days during the cash settlement averaging period, one-twentieth (1/20th) of the product of (i) the conversion rate multiplied by (ii) the daily VWAP of our common stock on such trading day.

“Daily VWAP” of our common stock, in respect of any trading day, means the per share volume-weighted average price on the NASDAQ Global Select Market as displayed under the heading “Bloomberg VWAP” on Bloomberg page PDLI.Q<EQUITY> VAP (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as determined in a commercially reasonable manner by our board of directors or by a nationally recognized independent investment banking firm retained for the purpose by us, using a volume-weighted average price method) and will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Cash settlement averaging period,” with respect to any new note, means the 20 consecutive trading-day period beginning on, and including, the third trading day immediately following the related conversion date, except that “cash settlement averaging period” means, with respect to any conversion date occurring during the period beginning on, and including, August 15, 2014, and ending at 5:00 p.m., New York City time, on the second scheduled trading day immediately prior to the maturity date, the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day prior to the maturity date.

The section “Description of New Notes—Public Acquirer Change of Control” of the offering memorandum is hereby amended by replacing references in the second paragraph to the 42nd scheduled trading day prior to the final maturity date with references to the 22nd scheduled trading day prior to the final maturity date.

Any questions regarding the procedures for tendering in the exchange offer and requests for assistance in tendering your old notes, or requests for additional copies of this supplement, the offering memorandum or the letter of transmittal should be directed to the information agent as set forth below:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call (212) 440-9800

All others call Toll-Free (866)-541-3547